Mail Stop 3561

								April 14, 2006

Todd Wallace
President
GE-WMC Mortgage Securities LLC
3100 Thornton Avenue
Burbank, CA 91504

      Re:	GE-WMC Mortgage Securities LLC
		Amendment No. 1 to Registration Statement on Form S-3
		Filed March 29, 2006
		File No. 333-131203

Dear Mr. Wallace:

      We have reviewed your responses to the comments in our letter dated February 9, 2006 and have the following additional comment.

Base Prospectus

Purchase Obligations, page 73
1. We reissue comment 17 of our letter dated February 9, 2006. It appears from your disclosure that the purchase obligations can be held by securityholders of the issuing entity. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement will be referred to the Division of Investment
Management for review and additional comments may be forthcoming.
2. We also note from your disclosure that the purchase obligation may be in the form of a remarketing agreement. If there is a possible remarketing procedure for any of the securities, please revise the base to include a discussion of the possible remarketing.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
								Assistant Director

cc:	Via Facsimile (212) 912-7751
	Kathryn Cruze, Esquire
	Thacher Proffitt & Wood LLP
	Two World Financial Center
	New York, NY 10281
GE-WMC Mortgage Securities LLC
April 14, 2006
Page 1